Derek Dostal +1 212 450 4322 derek.dostal@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

February 1, 2023

Re:	Oculis Holding AG Amendment No. 3 to Registration Statement on Form F-4 Filed January 27, 2023 File No. 333-268201

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Li Xiao Daniel Gordon Daniel Crawford Ada D. Sarmento

Ladies and Gentlemen:

On behalf of our client, Oculis Holding AG, (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Amendment No. 3 to Registration Statement on Form F-4 (the “Registration Statement”) contained in the Staff’s letter dated January 31, 2023 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing Amendment No. 4 to the Registration Statement on Form F-4 (“Amendment No. 4”) together with this response letter.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 4

Amendment No. 3 to Registration Statement on Form F-4 Filed January 27, 2023

Material Tax Considerations, page 165

1.

We refer to your response to comment 1 in our letter dated December 20, 2022 and your exhibit 8.1 filing. Revise your “United States Federal Income Tax Considerations to U.S. Holders” section to state that it is the opinion of named counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19 for guidance.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 166 and 167 of Amendment No. 4.

Oculis SA Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020, page F-50

2.

We note the audited financial statements included in the filing are older than 12 months since January 1, 2023. Since it appears this F-4 represents your initial public offering, please update your financial statements pursuant to Item 8.A.4 of Form 20-F, or provide the appropriate representations in an exhibit. Refer to Instruction 2 to Item 8.A.4.

Response: The Company acknowledges the Staff’s comment and has inserted Exhibit 99.8 to Amendment No. 4.

Please do not hesitate to contact me at (212) 450-4322 or derek.dostal@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Derek Dostal
Derek Dostal

cc

Eduardo Bravo Fernandez de Araoz, Principal Executive Officer

Riad Sherif, Principal Financial and Accounting Officer

Michael Davis, Davis Polk & Wardwell LLP

Michal Berkner, Cooley LLP

Divakar Gupta, Cooley LLP